Exhibit 99.3

Management Report

2nd quarter 2009

On May 19 2009 we signed an Association Agreement with Sadia S.A to structure a corporate operation for merging the operations of the two companies. Following approval by the Brazilian anti-trust authorities, we believe the Association will result in a reduction of redundant costs as well as gains in operating scale permitting us to ramp up investments and obtain faster sustainable growth rates to the benefit of shareholders, employees, suppliers and principally the consumers of BRF and Sadia products. The Association will also result in greater efficiency and be instrumental in meeting the challenges of the domestic and international markets in accordance with the corporate strategy for continuous expansion of the chosen businesses of BRF and Sadia.

The following stages and operations have been established for the successful conclusion of this operation: (i) the incorporation of the Company HFF through the adhesion of the majority of shareholders of Sadia’s common shares; (ii) amendment of the corporate denomination of Perdigão S.A. to BRF — Brasil Foods S.A., including the transfer of the Company’s registered offices to the city of Itajaí in the state of Santa Catarina and other statutory adjustments for adapting the new corporate structure; (iii) on July 8 2009, the merger of shares issued by HFF by our Company in the proportion of 1 common share issued by HFF for each common share 0.166247 issued by us; (iv) migration of the remaining shareholders of Sadia to BRF through the merger of shares issued by Sadia by our Company in accordance with the following exchange ratio: 1 common or preferred share issued by Sadia for each 0.132998 common share issued by us, for which an Extraordinary General Assembly was called for August 18 2009; (v) prior to the HFF Incorporation, the sale to the ex-controllers of Sadia of Concórdia Holding, the controlling shareholder of Concórdia Corretora and Concórdia Banco, neither of which are a party to the Association.

Association Agreement — BRF and Sadia

Sadia’s results will only be consolidated on the third quarter 2009, according to the Association Agreement and shares incorporation EGSM held on 07/08/09

Together with the foregoing, BRF successfully concluded a public offering worth R$ 4.6 billion, through the issue of 115 million new shares with priority rights in the allotment of shares to all the shareholders of BRF and Sadia. The net value of funds received on July 27 2009 from the Global Offering irrespective of the shares covering eventual over-allotments, will be used to adjust our consolidated capital structure, priority being given to the settlement of Sadia’s short-term maturities.

BRF reported a second quarter 2009 net income of R$ 129 million, a 70% rise on the same quarter in 2008 in spite of a continued adverse trading environment, particularly for exports.

A significant recovery in international markets, albeit slow, together with domestic market performance both contrived to produce a slight improvement in quarter on quarter operating margins, although a sharp appreciation of the Real against the US dollar has worked against this operational result.

While revenues from exports increased by 5% over the first quarter of 2009, domestic markets were notable for a strong showing in the dairy products segment with increased demand for fluid milk products.

Gross sales amounted to R$ 3.1 billion in the second quarter, 4% down on the same period for the preceding year, and gross profits at R$ 593 million were 5% lower.

We continue to view the recovery in market performance over the next few quarters positively in parallel with the rationalization of costs and expenses of the productive processes, our focus being on restoring the profitability of our results.

(The variations mentioned in this report are comparisons between the second quarter 2009 and the second quarter of 2008, or for the accumulated period in the first half of 2009 compared with the first half of 2008, except where otherwise stated).

Operating and Financial Indicators

2nd Quarter 2009

•    Gross sales totaled R$ 3.1 billion, 3.9% lower, due to the impact of export performance on the recovery process with a sharp appreciation of the Real against the US dollar.

•    Total commercialized sales volume from the meats, dairy products and other processed products was 727.8 thousand tons, a 10.7% reduction, and a reflection of export demand and repositioning of products in the domestic market.

•    The domestic market represented 56.3% of net sales, a decline of 4.4% in sales and 14.5% in total commercialized volumes;

•    Exports accounted for 43.7% of net sales and reported a 4.8% decline in the quarter with sales volume 2.8% down.

•    Gross profit amounted to R$ 592.8 million, a drop of 5.1%;

•    EBITDA reached R$ 132.5 million, a 43.2% reduction in the quarter.

•    Accumulated net income was R$ 129.3 million, 70.4% higher than the same period in 2008.

•    Share trading volume registered an average of US$ 24.8 million/day for the quarter, a decline of 30.7%.

Breakdown of Sales- 1H09

*includes milks: UHT- long-life, pasteurized and powdered.

Results

R$ Million

HIGHLIGHTS	2Q09	2Q08	% Ch.	1H09	1H08	% Ch.

Gross Sales	3,124	3,251	(4)%	6,160	6,098	1%
Domestic Market	1,917	1,992	(4)%	3,805	3,735	2%
Exports	1,207	1,259	(4)%	2,355	2,363
Net Sales	2,703	2,833	(5)%	5,306	5,295
Gross Profit	593	625	(5)%	1,128	1,161	(3)%
Gross Margin	21.9%	22.0%	—	21.3%	21.9%	—
EBIT	12	135	(91)%	16	226	(93)%
Net Income	129	76	70%	(97)	127	—
Net Margin	4.8%	2.7%	—	(1.8)%	2.4%	—
Adjusted Net Income	129	76	70%	35	127	(72)%
Adjusted Net Margin	4.8%	2.7%	—	0.7%	2.4%	—
EBITDA	133	233	(43)%	250	420	(40)%
EBITDA Margin	4.9%	8.2%	—	4.7%	7.9%	—
Earnings per Share*	0.63	0.37	—	(0.47)	0.61	—

* Consolidated earnings per share (in Reais), excluding treasury shares

Net Adjusted Result — Ignoring the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

EBITDA

R$ Million

Sectoral performance

Global economic conditions reported an improvement between April and June compared to the market turmoil during the first quarter of the year. The strong worldwide stock market rally is indicative of a recovery in investor confidence in global growth prospects, contributing to the relaxing of tight credit conditions in many countries. However, the affects of the credit crunch persist in some countries and markets such as Russia.

In line with the financial market, demand for meats also reported a recovery in both prices and export volume compared to the worst months of the financial meltdown (between October 2008 and February 2009). However, the prices of meat-based protein for export are still a far cry from pre-crisis levels.  In the domestic market, the real value of sales reported by the Brazilian Supermarkets Association (ABRAS) points to an accumulated increase of 5.3% between January and June (compared with the same period a year earlier), indicating that consumption, unlike other countries, is registering an increase due to real gains in income in recent years. Data also shows that credit is becoming more freely available and we forecast that domestic demand will continue to drive the economy in 2009.

Exports — Chicken meat export volume in the second quarter of 2009 increased by 14.0% compared with the first quarter. The markets for pork and beef also reported stronger volume of 18.5% and 16.9%, respectively while prices posted a quarter on quarter improvement with the exception of pork meat. Chicken meat exports rose by 7.6% and beef by 4.1% in US dollars. Meanwhile, the 4.1% dip in pork prices is due to the economic situation of the principal importing countries. Since the fourth quarter of 2008 the prices of animal protein have recorded sharp declines, and prices still remain below the average for 2008. In addition, strong pressure on US dollar-Real exchange rates eroded export revenues in local currency. Compared with the first half of 2008, poultry prices were off by 18.6%, pork 24.3% and beef 12.8% in US dollar terms.

Domestic consumption — Government driven fiscal and monetary stimulus measures prevented a more drastic decline in industrial production helping to reverse the downward trend in the labor market. With companies beginning to hire once again, the unemployment rate in metropolitan regions fell from 9% in March to 8.1% in June.

Real incomes continue to expand, rising by 3.9% between January and May compared with the same period in 2008.

Raw materials — Average domestic corn prices remained stable compared with the first quarter of 2009 while the average quotation for soybeans rose by 4.8% in Reais. Stability in average prices of corn reflects continuing high domestic inventory, the exchange rate acting as a disincentive to export. Supplies were also plentiful on the world market, principally in the USA while domestic demand was weak. Soybean prices were driven higher by the poor harvest in Argentina and by international demand that was higher than forecast.

Investments and Projects

In line with the fiscal year’s budget, the Company invested R$ 175.8 million in capital expenditures for the second quarter. These were particularly directed towards the improvement plan, including the rebuilding of fixed assets at Rio Verde in the state of Goiás due to fire damage to the plant — albeit covered by insurance. In addition, the Company pressed ahead with new projects and the industrial unit under construction in Bom Conselho in the state of Pernambuco. The accumulated total for investments in the first six months was R$ 295.5 million, 7.4% lower than in the same first half of 2008, excluding outgoings on acquisitions. The amount spent on poultry/hog breeder stock was R$ 47.8 million, 12.3% down on the second quarter 2008. For the first half as a whole, investment was R$ 94 million, 8.7% less than the same period in 2008.

Investments

1st Half 2009 -R$ 295.5 million (7,4% lower)

Operating Performance

Production

As already informed, during the first quarter, we downsized our inventory in the light of destocking by importers at the end of 2008, reducing the volume of meat destined for the export markets by 20%.

Consequently, poultry slaughter recorded a year on year fall of 8.7%, although hog/beef slaughtering increased 5.6%, reflecting a downward adjustment of 9.3% in meat processing during the quarter compared with the preceding year. For the accumulated first six months of 2009 against 2008 there was a decline of 9.1%.

Production

	2Q09	2Q08	% Ch.	1H09	1H08	% Ch.
Poultry Slaughter (million heads)	192.0	210.4	(9)%	373.5	423.4	(12)%
Hog/ Cattle Slaughter (thousand heads)	1,258.0	1,191.4	6%	2,469.0	2,293.2	8%
Production (thousand tons)
Meats	457.8	504.6	(9)%	909.5	1,000.1	(9)%
Dairy Products	234.4	329.4	(29)%	497.5	614.1	(19)%
Other Processed Products	25.4	23.0	10%	52.4	46.8	12%
Feed and Premix (thousand tons)	1,220.3	1,338.2	(9)%	2,363.9	2,629.2	(10)%
One-day Chicks (milion units)	213.2	226.1	(6)%	385.2	446.3	(14)%

Domestic Market

This market reported more robust demand for lower priced goods, with particularly strong pressure on pork products due to the diversion of output from overseas markets.

Sales — Domestic Market

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	2Q09	2Q08	% Ch.	2Q09	2Q08	% Ch.
Meats	181.0	197.6	(8.4)	992.0	968.4	2.4
In Natura	32.4	41.4	(21.7)	151.9	166.5	(8.8)
Poultry	25.3	29.9	(15.4)	109.5	112.8	(2.9)
Pork/Beef	7.1	11.5	(38.1)	42.4	53.7	(21.0)
Elaborated/Processed (meats)	148.7	156.2	(4.8)	840.1	801.8	4.8
Dairy Products	232.7	296.3	(21.5)	661.0	755.9	(12.5)
Milk	181.0	236.7	(23.5)	429.5	481.8	(10.8)
Dairy Products/Juice/Others	51.7	59.6	(13.3)	231.5	274.1	(15.5)
Other Processed	27.5	26.5	3.4	160.3	154.1	4.0
Soybean Products/ Others	53.3	57.6	(7.5)	104.2	114.2	(8.8)
Total	494.4	578.1	(14.5)	1,917.5	1,992.5	(3.8)

Processed	227.8	242.4	(6.0)	1,231.9	1,230.0	0.2
% Total Sales	46.1	41.9	—	64.2	61.7	—

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	1H09	1H08	% Ch.	1H09	1H08	% Ch.

Meats	363.5	393.8	(7.7)	1,986.1	1,876.9	5.8
In Natura	70.9	82.9	(14.5)	311.6	321.5	(3.1)
Poultry	56.3	61.8	(8.9)	228.9	227.2	0.7
Pork/Beef	14.6	21.1	(30.8)	82.8	94.2	(12.1)
Elaborated/Processed (meats)	292.6	310.9	(5.9)	1,674.4	1,555.4	7.7
Dairy Products	483.5	522.3	(7.4)	1,274.9	1,353.6	(5.8)
Milk	379.7	403.3	(5.9)	813.6	820.8	(0.9)
Dairy Products/Juice/Others	103.8	119.0	(12.8)	461.3	532.8	(13.4)
Other Processed	53.7	51.9	3.4	312.9	294.0	6.4
Soybean Products/ Others	110.5	109.0	1.4	230.7	210.7	9.5
Total	1,011.1	1,077.1	(6.1)	3,804.6	3,735.2	1.9
	—	—	—	—	—	—
Processed	450.1	481.8	(6.6)	2,448.6	2,382.1	2.8
% Total Sales	44.5	44.7	—	64.4	63.8	—

Meats — Sales revenue increased 2.4% on 8.4% lower volume. Average prices were 10.8% higher, offsetting to a degree average year on year cost increases of 11.2%. We took the strategic decision of accelerating the process of reducing in-natura product sales volumes (poultry/pork) to the domestic market — the relative share falling by 21.7% in volume — a percentage that had risen following the consolidation of Eleva in 2008.

In addition, weaker overseas demand resulted in a greater supply of products from other Brazilian companies — originally destined for export — but redirected to domestic supermarket shelves. Processed product sales rose 4.8%, with average prices 9% higher, partially compensating costs which increased at higher rates.

Dairy Products — This market is experiencing greater stability this year, notably in the case of fluid milk products, with segment margins in recovery mode. While sales revenue declined 12.5%, volumes were 21.5% lower. However, average prices were 11.5% up, while average costs were 0.7% lower, registering solid market demand for fluid milks.

Other processed products — Sales revenue from this segment was 4.0% higher on a 3.4% improvement in volume. The products covered by this segment including pastas, pizzas, margarines, frozen vegetables, cheese bread, the soybean based vegetarian line, among others, have been gaining greater predominance in the domestic market thanks to their ability to add value to corporate earnings.

Market Share - %

In Volumes

Source: AC Nielsen — YTD 2009

Principal Brands: Perdigão, Batavo, Elegê, Doriana and Becel.

Distribution Channels

In Sales Revenue

Exports

Export revenue reached R$1.2 billion, a growth of 5% compared with the first quarter, despite recording a decline of 4.1% in relation to the same quarter in the preceding year. The appreciation of the Real against the US dollar during the period under review had a negative impact on export revenues when translated into Reais, thus reducing the positive impact of price increases. In US dollars-FOB (Free on Board), average prices rose 14.0%, as opposed to an appreciation in the Real against the US Dollar of 15.7% in the period compared with the first quarter 2009.

Meats — The turbulent scenario of the first quarter, also reflected negatively on second quarter earnings, when both importers and the retail sector was obliged to cut inventory and thus reducing demand for Brazilian imports.

The Company posted a 2.2% decline in meat volumes while sales were down by 3%. Average prices in Reais fell 0.8% due to the currency translation impact with average costs 0.3% higher in the quarter and margins on exports continuing under pressure. In relation to the second quarter 2008, average prices in US dollars were 19.5% weaker and 21.1% less on a first half year comparative basis.

Dairy products — Shipped volumes of dairy products were down by 58.8% and 69.7% in sales revenue. This fall is due to a significant decline in average prices practiced — 26.6% less than for the preceding year, with average costs 11.3% lower, principally due to lower demand in the wake of the international crisis and also caused by high New Zealand inventory due to growth in output.

Export Markets

	THOUSAND TONS			R$ MILLION
EXPORT MARKET	2Q09	2Q08	% Ch.	2Q09	2Q08	% Ch.
Meats	285.4	291.9	(2.2)	1,200.6	1,238.0	(3.0)
In Natura	244.7	243.0	0.7	963.2	958.3	0.5
Poultry	201.8	206.2	(2.2)	765.5	761.3	0.6
Pork/Beef	43.0	36.7	16.9	197.6	197.0	0.3
Elaborated/Processed (meats)	40.7	48.9	(16.8)	237.4	279.7	(15.1)
Dairy Products	1.1	2.6	(58.8)	5.8	19.0	(69.7)
Milk	0.7	1.7	(57.9)	3.8	12.4	(69.3)
Dairy Products	0.4	1.0	(60.3)	2.0	6.7	(70.5)
Other Processed	0.1	0.4	(83.3)	0.3	1.6	(81.2)
Total	286.6	294.9	(2.8)	1,206.6	1,258.6	(4.1)
Processed	41.2	50.3	(18.1)	239.7	287.9	(16.8)
% Total Sales	14.4	17.0	—	19.9	22.9	—

	THOUSAND TONS			R$ MILLION
EXPORT MARKET	1H09	1H08	% Ch.	1H09	1H08	% Ch.

Meats	561.6	554.6	1.2	2,341.1	2,310.5	1.3
In Natura	479.8	461.6	3.9	1,856.2	1,772.6	4.7
Poultry	401.5	393.3	2.1	1,478.3	1,421.9	4.0
Pork/Beef	78.2	68.3	14.5	377.9	350.7	7.8
Elaborated/Processed (meats)	81.8	93.0	(12.1)	484.9	537.9	(9.9)
Dairy Products	2.3	6.6	(65.7)	12.6	49.4	(74.6)
Milk	1.5	4.6	(67.2)	8.3	35.1	(76.3)
Dairy Products	0.8	2.0	(62.3)	4.3	14.3	(70.2)
Other Processed	0.2	0.7	(64.5)	1.3	2.7	(50.4)
Total	564.1	562.0	0.4	2,355.0	2,362.6	(0.3)
	—	—	—	—	—	—
Processed	82.8	95.7	(13.5)	490.5	554.9	(11.6)
% Total Sales	14.7	17.0	—	20.8	23.5	—

The Company reported the following performance in its leading overseas markets during the quarter:

•                  Europe — With export revenues and volume diminishing by 13.0% and 11.1% respectively, European market demand for protein continues lackluster, particularly in terms of processed products and turkey meat, a situation which still reflects the adverse situation triggered by the international crisis.

•                  Middle East — The growth of 10% in export revenues and 7.3% in volumes for the second quarter was achieved thanks to the recovery in this market and the gradual improvement in average US dollar prices.

•                  Far East — Recovery has been gradual in this market, with demand even weaker in the Japanese market due to the impact of average inventory levels. On the other hand, Singapore and Hong Kong logged significant improvements in growth. For the area as a whole, export revenue was off by 9.5% and 9.9% in volume.

•                  Eurasia — Both export revenue and volume fell by 5.7% and 23.3% respectively, principally reflecting pressures in the Russian market, with average prices down, especially in the case of pork meat.

•                  Africa, the Americas and Other Countries — These areas posted a positive performance increasing by 12.8% in export revenue and decrease 1.7% in volume, notably improved inroads being recorded in the markets of South Africa, Angola and Egypt.

Exports by Region

(% of net sales)

Net Sales — Second quarter net sales were R$ 2.7 billion against R$ 2.8 billion in the second quarter of 2008, 4.6% lower. For the accumulated first half, net sales amounted to R$ 5.3 billion, 0.2% more than the same period in 2008 due to the translation effect of the stronger Real on export revenues and the difficulty of recuperating international markets still under the impact of the economic downturn.

Domestic net sales represented 56.3% of the total, reporting revenues of R$ 1.5 billion. The overseas market accounted for a 43.7% share of sales revenue, in spite of a 4.8% decrease in exports posted in the quarter.

Breakdown of Net Sales (%)

Cost of Sales — The decline of 4.4% in the quarterly cost of sales contributed towards offsetting the reduction in sales revenue during the quarter. Cost of sales totaled R$ 2.1 billion in the quarter and accumulating R$ 4.2 billion in the first half, a 1.1% increase, equivalent to 78.1% of net sales against 78.0% in the same quarter of the previous year.

Quarterly cost formation for the quarter and the first half reflects the impact on the productive chain of the 20% cut in production in the first quarter (destined for export), the gradual increase in cost formation during 2008 and the partial reallocation of production from the Rio Verde plant to other units following the fire at the complex.

Gross Profit and Gross Margin — In the light of the foregoing scenario, quarterly gross profits amounted to R$ 592.8 million, 5.1% less than the same period in 2008, and accumulating R$ 1,127.9 million in the first half of 2009, 2.9% less than the same period a year earlier. The gross margin was 21.9% against 22.0% in the second quarter 2008 and 21.3% in the first half compared with 21.9% in the first six months of 2008.

Operating Expenses — Operating expenses were also responsible for the sustained pressure on quarterly margins, growing by 18.6%, and 18.9% for the full six-month period. This largely reflected continued high inventory and freight overheads, accounting for 21.5% of net sales against 17.3% in the second quarter of 2008 and 21.0% in the first half compared with 17.7% in the same period a year earlier.

The main impetus driving this item was commercial expenses — an increase of 19.9% - impacted especially by higher warehousing and distribution costs, further exacerbated by the transfer of products from the Rio Verde unit to other Distribution Centers due to the fire, in addition to investments in marketing campaigns.

Administrative expenses rose 2.2% in the quarter reflecting efforts to reduce expenses and due to the integration of processes. The first six months recorded a 1.2% decrease, helping to offset the weaker quarterly results.

Operating Income and Operating Margin — Operating income before financial expenses was R$ 11.7 million, equivalent to a 0.4% operating margin against 4.8% in the same quarter of the preceding year. The 91.3% quarterly and 93% first half decrease in relation to 2008 was largely due to the impact of the crisis and the affect of the appreciation of the Real against the US dollar on exports, the reduced sales volume in the domestic market and the increase in production costs and commercial overheads as commented above.

Financial Results — Net debt increased 26.5% compared with June 30 2008, principally due to the need to reinforce working capital to underpin the business and to support capital expenditures during the period, the Company’s cash generation being squeezed by conjunctural factors.

In the light of the appreciation of the Real against the US dollar, net financial income reported a quarterly total of R$ 167.6 million against R$ 32.0 million — 423.1% higher, rising from 1.1% of net sales to 6.2% (510 basis points higher). In the first half, net financial income was R$ 67.3 million against R$ 2.5 million in net financial expenses for the preceding year. Foreign exchange exposure was 25% higher in the quarter.

Debt

	ON 06/30/09			ON 06/30/08
DEBT	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.

Local Currency	653	660	1,313	895	47
Foreing Currency	914	2,486	3,399	2,611	30
Gross Debt	1,567	3,145	4,713	3,506	34
Cash Investments
Local Currency	635	—	635	511	24
Foreing Currency	798	—	798	401	99
Total Cash Investments	1,433	—	1,433	912	57
Net Accounting Debt	134	3,145	3,280	2,594	26
Exchange Rate Exposure - US$ Million			(685)	(584)	17

Other Operating Results — relates to the costs of idle capacity.

Income Tax and Social Contribution — In the first half of 2009 a total of R$ 132 million of tax losses carried forward on the balance sheet of Perdigão Agroindustrial S.A. was recognized by the Company with the incorporation of the subsidiary on February 28 2009. Thus, the income tax and social contribution item reported a negative R$ 145.9 million against R$ 21.5 million booked to the first half of 2008. This tax loss will be amortized by the capture of synergies resulting from the incorporation of the subsidiary into the holding company, through the reduction of a series of processes and controls as well as enhancing tax efficiencies arising from an improvement in the financial equilibrium of the consolidated structure of credits and debts.

Net Result and Net Margin - Net income totaled R$ 129.3 million in the quarter against R$ 75.9 million in the same quarter 2008, particularly due to the impact of a stronger Real against the US dollar on our currency position, although results have also been affected by the impact of poorly performing markets on operating results, narrower margins due to increased costs and commercial expenses, besides the fiscal loss from the incorporation of a subsidiary in the preceding quarter. If the latter effect is ignored, the net result for the first six months would have been R$ 35 million, although the accumulated result remained a negative R$ 96.7 million against R$ 126.9 million.

EBITDA — Operating performance as measured by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 132.5 million, 43.2% lower for the quarter, resulting in an EBITDA margin of 4.9% against 8.2% in the same period in 2008. Since first quarter margins were hit harder by the effects on exports, the first half of the year reported EBITDA of R$ 250.4 million against R$ 419.6 million in the first half of 2008.

Breakdown of EBITDA

EBITDA - R$ Million	2Q09	2Q08	% Ch.	1H09	1H08	Var. %
Net Income	129.3	75.9	70.4	(96.7)	126.9	—
Non Controlling Shareholders	0.1	0.1	(28.7)	0.2	0.2	2.1
Employees / Management Profit Sharing	—	3.2	—	—	7.6	—
Income Tax and Social Contribution	37.6	36.5	3.0	145.9	21.5	578.6
Other Operating Result	17.4	9.8	77.0	32.7	13.3	144.8
Net Financial	(167.6)	(32.0)	423.1	(67.2)	2.5	—
Depreciation, Amortization and Depletion	115.7	139.7	(17.2)	235.5	247.5	(4.9)
= EBITDA	132.5	233.2	(43.2)	250.4	419.6	(40.3)

Shareholders’ Equity — Shareholders’ Equity was R$ 4.0 billion against R$ 4.1billion on December 31 2008, 2.4% less .

Stock Market

Average financial daily volume on the São Paulo Stock Exchange — BM&F Bovespa and the New York Stock Exchange - NYSE was US$24.8 million in the quarter against US$35.7 million in the second quarter 2008 reflecting reduced flows in the capital markets due to the financial crisis, also justifying the weaker performance in relation to a year earlier.

Performance

PRGA 3	1Q09	1Q08	1H09	1H08
Share price - R$*	37.50	43.21	37.50	43.21
Traded Shares (Volume) - Millions	63.5	56.3	99.7	108.9
Performance	30.4%	7.5%	26.1%	(2.4)%
Bovespa Index	25.8%	6.6%	37.1%	1.8%
IGC (Brazil Corp. Gov. Index)	27.5%	4.1%	33.7%	(6.4)%
ISE (Corp. Sustainability Index)	22.3%	12.8%	22.6%	1.0%

PDA	1Q09	1Q08	1H09	1H08
Share price - US$*	38.18	54.50	38.18	54.50
Traded Shares (Volume) - Millions	12.3	11.6	22.6	18.8
Performance	53.9%	19.7%	44.7%	10.7%
Dow Jones Index	11.0%	(7.4)%	(3.8)%	(14.4)%

* Closing Price

The Company’s shares accounted for 34% of the total Brazilian food sector’s transactions conducted on the BM&F Bovespa in the first half and 53% of the sector’s ADR trading on the NYSE. The Company’s equities reported the best liquidity among domestic companies making up the sector.

Social Balance

As of June 30 2009, the Company’s labor force stood at 56.8 thousand, 1.5% lower than in the same period a year earlier. During the first half year, the Company invested R$ 92.6 million in benefits and training — more than in 2008. Environmental investments reported a year on year increase of 11.6% at R$ 17.9 million.

Indicators

Main Indicators	1H09	1H08	% Ch.
Number of Employees	56,804	57,693	(1.5)
Net Sales per Employee/Year - R$ Thousand	186.8	183.5	1.8
Productivity per Employee (tons/year)	51.5	57.7	(10.7)

Added Value

R$1,261 million 16.5% lower

Added Value Distribution	1H09	1H08
Human Resources	687.4	619.9
Taxes	859.2	689.1
Interest	(188.4)	152.1
Retention	(96.7)	126.9
Minority Interest	0.2	0.2
Total	1,261.8	1,588.2

Corporate Governance

Association Agreement with Sadia — On May 19 2009, we signed an Association Agreement for implementing the unification of our operations with those of Sadia, as follows: (i) Incorporation of HFF on July 8 2009 through the merger by our Company of shares issued by HFF (capital representing the majority of shares of Sadia’s common shareholders), in accordance with the following exchange ratio: 1 common share issued by HFF for each 0.166247 common share of our own issue; (ii) the remaining shareholders of Sadia will migrate to BRF through the merger of shares issued by Sadia by our Company in accordance with the following exchange ratio: 1 common or preferred share issued by Sadia for each 0.132998 common share of our own issue. The dissenting shareholders of common shares issued by Sadia, on the occasion of the Sadia Merger, will enjoy the right of withdrawal pursuant to the law; and (iii) Concórdia Holding, controller of Concórdia Corretora and Concórdia Banco, is not a party to the Association and was therefore sold to the current controlling shareholders of Sadia prior to the Incorporation of HFF.

An Extraordinary General Meeting has been called to approve the merger of the shares held by Sadia’s shareholders, to take place on August 18 2009. With the completion of these stages in the Association, it is expected that all the shares issued by Sadia shall pass into our ownership. The Association is subject to approval by our shareholders and by those of Sadia as well as the anti-trust authorities, in such a way that our activities shall not be integrated with the activities of Sadia until the decision of the appropriate anti-trust organs is announced.

The Association conforms to our strategies for expanding our business in both the domestic and export markets and will permit complementary actions between the respective operations. In addition, we believe that the Association will create important advantages in terms of synergies and scale.

On June 30 2009, we announced a material fact informing that the Association had been approved by the European Union anti-trust authorities. The Association Agreement has been submitted for examination by the Brazilian anti-trust authorities (Administrative Council for Economic Defense — CADE, Economic Law Department — SDE and the Economic Monitoring Secretariat — SEAE). While the Association is being analyzed by the Brazilian anti-trust authorities, we and Sadia could be subject to certain specific obligations for maintaining market conditions unaltered, and agreed with the anti-trust authorities.

Merger of Shares — On July 8 2009 we held an Extraordinary General Meeting for the merger of HFF’s shares through the transfer of 226,395,405 shares issued by HFF on the basis of the economic value of the said shares for the amount of R$ 1,482,889,902.75, upon the issue of 37,637,557 new common, nominative, book entry shares at par at the issue price of R$ 39.40 per share.

Raising of Funding — Primary Offering - BRF is in the process of concluding a Global Offering for the primary issue of shares, which has resulted in the ratification and paying in on July 27 2009 for the issue of 115,000,000 million new shares at the price of R$ 40.00 per share in the gross amount of R$ 4,600,000,000.00, the net resources of R$ 4,543,578,547.72 being allocated principally to the payment and restructuring of the debts of the Sadia S.A. subsidiary. This amount does not include the shares under the green shoe option. This offering is scheduled to close by August 27 2009, once the pricing has been established.

Capital Stock — Taking into account increases in the capital stock through merger of shares and through the issue under the Global Offering described above, the Company’s subscribed and paid in Capital Stock as at July 31 2009 stood at R$ 9,527,933,697.75, divided into 359,595,660 common shares, all of which book entry and at par.

Widely Held Control — Equal Rights

As of July 31, 2009

Capital Stock — R$ 9.5 billion

Number of Shares — 359,595,660

Risk Management - BRF adopts management practices for minimizing the risks to which it is exposed. Among the principal risks are those of an operational order: markets in which the Company operates, sanitary controls, grains, nutritional safety, environmental protection, internal controls and financial risks, the details of which can be found in explanatory note 17 of the Financial Statements.

Novo Mercado — BRF signed up to the BM&FBovespa’s Novo Mercado (New

Market) on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into the Bylaws and regulations.

Consultancy Fees - No disbursements of consultancy fees were made to the independent auditors during the year. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of the Company’s auditors.

Outlook

We believe that stronger demand in the Company’s leading markets — more especially the Middle East and the Far East — combined with the improvement in the economic scenario, should result in gradually widening margins during the course of the remaining months of the year. In addition to market growth rates, the improvement will also be conditional on the trend in currency rates.

Other important factors which will influence and contribute to Company performance deserve particular mention: (i) the capture of forecasted synergies through the full integration of commercial and administrative processes, concluded in the first quarter of this year; (ii) the implementation of the New Commercial Model Project — Terra Nova, its strategic focus being on the customer, maximizing the firepower of the portfolio of our businesses, our brands and our distribution chain; (iii) the economic indicators of several countries show a deceleration or stabilization in rate of decline. In some emerging markets the level of activity is already on the rise, which may contribute to an increase in world demand in the second half, thus boosting protein sales, if only gradually; (iv) in Brazil, with the improvement in unemployment rates (above expectations), together with the fact that the economy has to date largely escaped the full impact of the market turbulence, leads us to believe that the labor market in terms of employment and income will show more positive signs in relation to earlier forecasts this year. This factor combined with the consumer’s reduced commitments to repaying installments for the acquisition of durable goods may have positive spinoff for the consumption of non-durables such as food.

These forecasted results do not include any effect that the Sadia’s operational conditions and results may have on our consolidated performance in 2009, and to be consolidated as from the third quarter 2009.

São Paulo, August 2009

Nildemar Secches	José Antônio do Prado Fay
Co-Chairman of the Board of Directors	Chief Executive Officer

Anexo — I

BRF - Brasil Foods S.A.

PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

(R$ Million)

BALANCE SHEET	06.30.2009	12.31.2008
ASSETS	10,407.2	11,219.5
CURRENT ASSETS	5,138.9	5,985.1
NONCURRENT ASSETS	5,268.3	5,234.4
Long Term Assets	565.8	597.1
Investments	1.0	1.0
Property, Plant and Equipment	3,004.9	2,918.5
Intangible	1,542.5	1,545.7
Deferred Charges	154.2	172.1
LIABILITIES AND SHAREHOLDERS’ EQUITY	10,407.2	11,219.5
CURRENT LIABILITIES	2,989.3	3,080.9
LONG TERM LIABILITIES	3,404.6	4,027.4
NON CONTROLLING SHAREHOLDERS	1.0	0.7
SHAREHOLDERS’ EQUITY	4,012.3	4,110.6
Capital Stock Restated	3,445.0	3,445.0
Reserves	730.7	703.7
Acumulated Results	(163.5)	(38.1)

INCOME STATEMENT	2Q09	2Q08	% Ch.
GROSS SALES	3,124.1	3,251.0	(3.9)%
Domestic Sales	1,917.4	1,992.5	(3.8)%
Exports	1,206.7	1,258.6	(4.1)%
Sales Deductions	(421.1)	(418.3)	0.7%
NET SALES	2,703.0	2,832.8	(4.6)%
Cost of Sales	(2,110.2)	(2,208.2)	(4.4)%
GROSS PROFIT	592.8	624.6	(5.1)%
Operating Expenses	(581.1)	(489.9)	18.6%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	11.7	134.7	(91.3)%
Financial Expenses, net	167.6	32.0	423.1%
Other Operating Results	(12.3)	(51.0)	(76.0)%
INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	167.0	115.7	44.4%
Income Tax and Social Contribution	(37.6)	(36.5)	3.0%
Employees / Management Profit Sharing	—	(3.2)	—
Non Controlling Shareholders	(0.1)	(0.1)	(28.7)%
NET INCOME	129.3	75.9	70.4%
EBITDA	132.5	233.2	(43.2)%

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.